Exhibit 99.38

ACCLAIM ENERGY TRUST

AMENDMENT MADE AS OF MAY 31, 2003

TO AMENDED AND RESTATED TRUST INDENTURE

MADE AS OF APRIL 20, 2001

RECITALS:

A.            At an annual and special meeting of the Unitholders held on May 29, 2003 (the “Meeting”), Unitholders approved a Special Resolution authorizing the consolidation of the issued and outstanding Trust Units of Acclaim Energy Trust (the “Trust”) on the basis of one (1) new trust unit (“New Unit”) of the Trust for each 2.5 issued and outstanding Trust Units by Computershare Trust Company of Canada (the “Trustee”) upon the direction of the board of directors of Acclaim Energy Inc. (“Acclaim”).

B.            Pursuant to clause 11.5(c)(ii) of the amended and restated trust indenture made as of April 20, 2001 between Acclaim and the Trustee (the “Amended and Restated Trust Indenture”), the Trustee shall in accordance with a Special Resolution passed by the Unitholders consolidate the Trust Units.

C.            Pursuant to subsection 14.1(b) of the Amended and Restated Trust Indenture, Acclaim and the Trustee wish to enter into this amendment to give effect to the Special Resolution approved by Unitholders at the Meeting to consolidate the Trust Units on a one (1) for 2.5 basis.

DEFINITIONS:

1.             In this amendment (including the recitals hereto), unless the context otherwise requires, all capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Amended and Restated Trust Indenture.

AMENDMENT:

2.             The issued and outstanding Trust Units are hereby consolidated on the basis of one (1) New Unit for each 2.5 issued and outstanding Trust Units effective the close of business on May 31, 2003.  Where the consolidation would otherwise result in a holder of Trust Units being entitled to receive a fraction of a New Unit, each holder shall receive the next highest whole number of New Units and a trust company, bank, registered dealer in securities or recognized depository which holds Trust Units on behalf of several beneficial owners shall be entitled, on producing evidence satisfactory to the Trust’s registrar and transfer agent as to the number of Trust Units held for each beneficial owner to receive an aggregate number of New Units equal to the total number of New Units which all of the beneficial owners represented by it would have been entitled to receive if their holdings of Trust Units had been registered in their own names.

3.             Except as expressly amended by this amendment, the Amended and Restated Trust Indenture remains unamended and in full force and effect.

IN WITNESS WHEREOF each of the parties have caused these presents to be executed as of the 31st day of May, 2003.

ACCLAIM ENERGY INC.

Per:
J. Paul Charron
President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:

Per:

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